Exhibit 99.1

News Release

Cenovus announces closing of $2.6 billion offering

of senior notes and redemption of select notes

Calgary, Alberta (November 20, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has completed a public offering in Canada and the United States of $2.6 billion in senior notes comprised of $650 million of 4.250% senior unsecured notes due 2033, $550 million of 4.600% senior unsecured notes due 2035, US$500 million of 4.650% senior unsecured notes due 2031, and US$500 million of 5.400% senior unsecured notes due 2036 (collectively, the “Offering”). The Offering was made under Cenovus’s short form base shelf prospectus dated November 3, 2023, and prospectus supplements dated November 18, 2025, filed with securities regulatory authorities in Canada and the United States, and in certain Canadian provinces on a private placement basis pursuant to an offering memorandum.

Cenovus has also announced that it will redeem the entire outstanding principal amount of its $750 million, 3.600% notes due March 10, 2027, its US$373 million, 4.250% notes due April 15, 2027, and MEG Energy Corp.’s US$600 million, 5.875% notes due February 1, 2029 (collectively, the “Notes”). Cenovus will redeem the 4.250% notes and the 5.875% notes on December 1, 2025, and the 3.600% notes on December 22, 2025 (collectively, the “Redemption Dates”). On the Redemption Dates, Cenovus will pay to the registered holders of the Notes a redemption price calculated in accordance with the applicable indentures governing the Notes.

Cenovus intends to use the net proceeds of the Offering to refinance the Notes and for general corporate purposes.

Non-registered holders (banks, brokerage firms or other financial institutions) of the Notes who maintain their interests through the Depository Trust Company (“DTC”) should contact their DTC customer service representative with any questions about the redemption of the Notes. Beneficial holders of the Notes with questions about the redemption should contact the respective brokerage firm or financial institution that holds interests in the Notes on their behalf.

This press release does not constitute a notice of redemption of the Notes.

Advisory

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

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Forward-looking information in this news release is identified by words such as “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements with respect to the use of proceeds of the offering, including the redemption of Notes.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

Readers are cautioned that other events or circumstances, although not listed above, could cause Cenovus’s actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements.

For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ended December 31, 2024 and September 30, 2025, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts:

Investors

Investor Relations general line

403-766-7711

Media

Media Relations general line

403-766-7751

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